SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                         PRG-Schultz International, Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    69357C503
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2009
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP NO.      69357C503           SCHEDULE 13D/A           PAGE 2 OF 4 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                2,311,669
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      2,311,669
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,311,669
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.98%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      69357C503           SCHEDULE 13D/A           PAGE 3 OF 4 PAGES
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Item 1.       Security and Issuer.

       The Schedule 13D filed on August 10,2009 (the "Schedule 13D") by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, no par value, of PRG-Schultz International, Inc., a Georgia corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D.

Item 2.       Identity and Background.

Paragraph (a) of Item 2 is hereby amended and restated in the entirety as follows:

        (a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer in various entities and accounts under its management and control, including, but not limited to, 105,278 Shares (the "SP13 Shares") held in Segregated Portfolio 13 ("SP13"), a managed account for which the Reporting Person serves as investment manager. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

Item 5.       Interest in Securities of the Company.

Paragraphs (a) through (c) of Item 5 are hereby amended and restated in the entirety as follows:

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 23,163,595 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2009 as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 10, 2009 for the period ended June 30, 2009.

       As of the close of business on October 1, 2009, the Reporting Person may be deemed to beneficially own 2,311,669 Shares constituting approximately 9.98% of the Shares outstanding.

        (b) The Reporting Person has sole voting and dispositive powers over the 2,311,669 Shares, which powers are exercised by the Principals. Notwithstanding the foregoing, pursuant to a Subadvisory Agreement with SP13, in certain circumstances such managed account party has the right to override the voting decisions made by the Reporting Person with respect to securities held in SP13, including the SP13 Shares, and has the right to terminate its Subadvisory Agreement with the Reporting Person.

        (c) No transactions in the Shares have been effected by the Reporting Person during the past sixty days.

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CUSIP NO.      69357C503          SCHEDULE 13D/A            PAGE 4 OF 4 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 2, 2009



                                                JANA PARTNERS LLC

                                                BY: /s/ Jennifer Fanjiang
                                                -------------------------
                                                Name: Jennifer Fanjiang
                                                Title: Deputy General Counsel